UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-188068-01

CF Industries, Inc.

(Exact name of registrant as specified in its charter)

4 Parkway North, Suite 400

Deerfield, Illinois 60015

(847) 405-2400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.450% Senior Notes due 2023

5.150% Senior Notes due 2034

4.950% Senior Notes due 2043

5.375% Senior Notes due 2044

Debt securities

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

3.450% Senior Notes due 2023 - 69

5.150% Senior Notes due 2034 - 57

4.950% Senior Notes due 2043 - 58

5.375% Senior Notes due 2044 - 55

Debt securities (other than 3.450% Senior Notes due 2023, 5.150% Senior Notes due 2034, 4.950% Senior Notes due 2043 and 5.375% Senior Notes due 2044) - 0

Pursuant to the requirements of the Securities Exchange Act of 1934, CF Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 16, 2020	By:	/s/ Douglas C. Barnard
		Name:	Douglas C. Barnard
		Title:	Senior Vice President, General Counsel, and Secretary